Exhibit 19.1

NETAPP, INC. INSIDER TRADING POLICY

INTRODUCTION

Federal and state securities laws prohibit transactions in publicly-traded securities by persons possessing “inside information” that is material, nonpublic, and relevant to the securities’ value.

Additionally, companies, officers, and members of the board of directors may be liable for failures to take reasonable steps to prevent such violations by company personnel. Therefore, NetApp, Inc. has adopted this Insider Trading Policy. Throughout this policy, we will refer to NetApp, Inc. and its subsidiaries simply as NetApp.

Please note that the procedures described below are NetApp policy. This policy does not replace your responsibility to understand and comply with state and federal insider trading securities laws—YOU personally bear the ultimate responsibility for your compliance with the securities laws.

This Insider Trading Policy has been adopted by NetApp’s Board of Directors (the “Board”). NetApp’s Chief Legal Officer is responsible for interpreting and updating this policy as required. The Chief Legal Officer may authorize variations in the procedures set forth in this policy, provided that those variations are consistent with the general purpose of this policy and applicable securities laws. The Chief Legal Officer shall also have the authority to adopt, approve and implement any immaterial or administrative amendments or modifications to this policy, including updating Addendum B (the list of individuals who are considered “Insiders” due to the nature of their role at NetApp) or Addendum C (the list of tools that allow users to access material nonpublic information, or MNPI, as defined below). Any such amendments shall be reported to the Board following the Chief Legal Officer’s approval and adoption of such amendments. Any material amendment to the terms of this policy must be approved by the Board.

If you have any questions about this policy or your obligations under federal and state securities laws, please contact the Insider Trading Compliance Office at ng-insidertradingcompliance or the Chief Legal Officer’s office at

(408) 822-6000. The Chief Legal Officer is the company’s compliance officer for purposes of this policy.

STATEMENT OF POLICY

PROHIBITION ON TRADING ON MATERIAL NONPUBLIC INFORMATION

Persons subject to this policy may not trade in NetApp securities if they possess “material” information about NetApp that has not been disclosed to the public. Trading on such information violates this policy and U.S. federal securities law.

When you possess material information about NetApp that has not been disclosed to the public (“material nonpublic information,” or “MNPI”), it is illegal for you to:

•
buy or sell NetApp securities (debt/bonds or equity/stock) or derivative securities (such as put or call options, convertible debentures and convertible preferred shares); or
•
communicate MNPI to other persons (which is referred to as “tipping”).

Individuals who trade while in possession of MNPI, individuals who have tipped others, and individuals who received a tip may be the subject of civil and criminal proceedings. Furthermore, any individual who engages in such conduct may be subject to immediate termination of employment or service.

This policy and U.S. federal securities laws continue to apply even after you have separated from NetApp. If you are aware of MNPI when your employment or service relationship terminates, you may not trade in NetApp securities until that information has become public or is no longer material.

DUTY OF CONFIDENTIALITY

You should treat all corporate information with discretion and discuss confidential data only with NetApp employees who have a right and a need to know. Do not discuss confidential information with friends, relatives or acquaintances. Do not discuss confidential information with any “expert network” or similar organization, including but not limited to Alphasights, Coleman Research Group, Gerson Lehrman Group, Guidepoint, Primary Global Research and Third Bridge. Inquiries from expert networks may seem benign, but they can piece together seemingly unimportant and unrelated facts to extrapolate MNPI. Do not respond to calls or inquiries from such organizations nor accept payment or gifts from such organizations.

In addition, you are prohibited from discussing anything confidential about NetApp, its services, products, technology, customers, potential customers or competitors, as well as any other MNPI and the timing of NetApp’s trading blackout periods and trading windows (discussed below) with any third parties or on any website, blog, social media network, chat room or internet discussion group or message board, including but not limited to Facebook, Slack, SnapChat, Twitter, WhatsApp, Silicon Investor or Motley Fool.

WHO IS SUBJECT TO THIS POLICY?

This policy applies to all:

•
members of NetApp’s Board;
•
officers and employees of NetApp; and
•
contractors or consultants to NetApp who have access to MNPI.

This policy also applies to immediate family members, such as spouses, minor children and anyone living in your household. It also applies to anyone whose securities transactions are influenced or controlled by you, even if they do not they live in your household. You are responsible for their transactions and should have them contact you before they trade in NetApp securities. You should treat all such transactions as if they were your own.

ADDITIONAL RESTRICTIONS ON MEMBERS OF THE BOARD OF DIRECTORS AND OFFICERS

NetApp has adopted an addendum (“Addendum A”) to this policy. Addendum A applies to members of NetApp’s Board, executive officers subject to Section 16 of the U.S. Securities Exchange Act of 1934 and all members of NetApp’s “CEO Staff”. NetApp will notify you if you are subject to Addendum A. If Addendum A applies to you, you must pre-clear all transactions of NetApp securities with the Insider Trading Compliance Office.

WHAT IS “MATERIAL NONPUBLIC INFORMATION”?

“MATERIAL”

Material information means any information that there is a substantial likelihood a reasonable investor would consider important when deciding to buy, hold or sell securities. In general, information that is likely to affect the market price of a security is considered material.

Examples of material information include, but are not limited to:

•
financial results, including but not limited to:
o
worldwide or Americas bookings and billings for all products, or worldwide Hybrid Cloud bookings or billings or worldwide Public Cloud bookings or billings;
o
worldwide or Americas revenue, or worldwide Hybrid Cloud revenue or worldwide annualized revenue run rate (ARR), or worldwide Public Cloud revenue or worldwide ARR;
o
gross or burdened margin; and
o
cash flows and earnings per share.
•
known but unannounced future earnings or losses;
•
execution or termination of significant contracts with customers, collaborators, vendors or partners;
•
a pending or proposed significant merger, acquisition, tender offer or a significant sale or acquisition of assets;
•
significant changes in dividend policies or practices;
•
impending bankruptcy or financial liquidity problems;
•
significant disruption of NetApp’s supply chain or ability to meet customer demand;
•
a significant cybersecurity breach;
•
the declaration of a share split or the offering of additional securities;
•
a NetApp restructuring;
•
changes in executive management or directors;
•
changes in auditors or auditor notification that NetApp may no longer rely on an audit report;
•
changes in analyst recommendations;
•
significant technology events, such as significant changes in NetApp’s product offerings or technologies;
•
new product announcements of a significant nature;
•
significant product defects or modifications; or
•
positive or negative developments in a significant actual or threatened litigation or regulatory matters.

Either positive or negative information may be material. If you are unsure as to whether you are in possession of material information about NetApp, you should contact the Insider Trading Compliance Office for clarification.

“NONPUBLIC”

Information is nonpublic unless it has been adequately disclosed to the public. This means that the information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. However, information is only considered available to the public when it has been released broadly and the investing public has had time to absorb the information fully. To address this, we typically consider information to be public after some time has elapsed since a press release has been issued. Therefore, for purposes of this policy, material information is not considered to have been “made public” until one full trading day has elapsed after the information has been broadly distributed to the public by NetApp (e.g., via a press release or SEC filing). Information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is nonpublic, unless you can point to its official release by NetApp.

The term “trading day” is a day on which U.S. national stock exchanges are open for trading. A “full” trading day has elapsed when trading in the relevant security has opened and then closed following the public disclosure. A full trading day begins on Nasdaq at 9:30 a.m. Eastern time and ends at 4:00 p.m. Eastern time. For example, if a press release is issued after 4:00 p.m. Eastern time on Wednesday, the information is not deemed to have been “made public” until after the Nasdaq market closes on Thursday, and thus an individual cannot trade until the market opens on Friday.

However, depending on the form of the announcement and the nature of the information, it is possible that information may not be fully absorbed by the marketplace until a later time. Questions as to whether information is material and/or nonpublic should be directed to the Insider Trading Compliance Office.

MATERIAL NONPUBLIC INFORMATION ABOUT THIRD PARTIES

This policy also applies to MNPI about other companies, such as NetApp’s competitors, customers, collaborators, partners, vendors, suppliers and other business partners when that information is obtained in the course of your relationship with NetApp. Everyone subject to this policy should treat MNPI about these third parties with the same care and caution as MNPI about NetApp itself.

TRADING WINDOWS AND BLACKOUT PERIODS

QUARTERLY TRADING WINDOWS

NetApp’s quarterly financial results are almost always material. Therefore, to avoid even the appearance of trading on MNPI, individuals designated as “Insiders” may not trade in NetApp’s securities during a closed trading window. “Insiders” are board members, officers, employees, and consultants listed on Addendum B attached to this policy, as well as any other individuals who are notified by NetApp. In addition, individuals who have access to MNPI (see page 4 for examples of financial metrics) through the tools listed on Addendum C should not trade during a closed trading window. The Chief Legal Officer may publish updates to Addendum B or Addendum C from time to time.

In general, the trading window closes at the end of the trading day (4pm Eastern) on the first Friday of the last fiscal month of the following quarter. For NetApp’s second fiscal quarter, the trading window closes at the end of the second trading day of the new calendar year (January 1 is not a trading day). The trading window generally reopens at the beginning of the second full trading day following the release of NetApp’s earnings. For example, if NetApp announces earnings on a Wednesday after the close of market, the trading window will reopen at the beginning of the trading day on Friday morning.

However, precise dates of trading windows are subject to change and should be kept confidential and not be confirmed or disclosed to anyone outside of NetApp, including but not limited to potential investors and current shareholders.

INTERIM EARNINGS GUIDANCE

From time to time, NetApp may issue interim earnings guidance or other potentially material information by means of a press release, SEC filing or other means designed to achieve widespread dissemination of the information. Such a circumstance may result in a trading blackout while NetApp is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market. NetApp has full discretion to determine the time period during which trading will be blacked out.

EVENT-SPECIFIC BLACKOUTS

From time to time, a material nonpublic event may occur at NetApp. For instance, if NetApp were in negotiations to acquire another company or considering the issuance of securities, NetApp personnel aware of the transactions would become subject to an event-specific blackout, which would remain in effect until the transaction had either been publicly disclosed or terminated.

Because it is often difficult to assess the materiality of nonpublic information, NetApp may impose a trading restriction known as an “event-specific blackout.” An event-specific blackout may be declared if there is risk that nonpublic information is material. Furthermore, NetApp has full discretion to determine the time period of which trading will be blacked out.

The existence of an event-specific blackout will be announced only to those individuals who are prohibited from trading. It applies to these individuals whether or not they are aware of the actual event that triggered the blackout. Furthermore, any individual who is aware of the event-specific blackout should not disclose it to anyone else, as this is also considered MNPI.

The failure of the Insider Trading Compliance Office or the Chief Legal Officer to subject an individual to an event- specific blackout will not relieve that person of the obligation to refrain from trading while aware of MNPI. Ultimate responsibility still lies solely on the individual.

Remember, even if a blackout period is not in effect, you may not trade in NetApp securities if you are aware of MNPI about NetApp.

SPECIAL AND PROHIBITED TRANSACTIONS

TRADING IN DERIVATIVE SECURITIES

“Derivative Securities” include but are not limited to put and call options on NetApp’s securities, prepaid variable forwards, equity swaps, collars, exchange funds and other financial instruments whose value is derived from the value of a NetApp security. The term also includes short sales. NetApp prohibits individuals subject to this policy from benefitting from a decline in NetApp’s share price. Trading in derivative securities by individuals associated with NetApp raises complex legal issues. Because of the complexity of these issues, NetApp policy does not allow you to engage in short sales (including short sales with respect to market indices for which NetApp’s shares are a component) or transactions involving Derivative Securities.

MARGIN LOANS AND PLEDGES

Because a margin or foreclosure sale may occur at a time when individuals are aware of MNPI or are prohibited from trading in NetApp securities, you may not take any type of loan (including margin loans) where NetApp’s shares are used as collateral, directly or indirectly.

PARTICIPATION IN DIVIDEND REINVESTMENT PROGRAM

Programs that automatically reinvest cash dividends paid by NetApp into additional shares of NetApp stock (any such program is called a “DRIP”) are not prohibited or limited by this policy. However, elections to participate in a DRIP or terminate participation in a DRIP are subject to this policy. Consequently, you may not elect to participate (or terminate participation) in a DRIP at any time while you possess MNPI about NetApp. Moreover, no Insider may elect to participate (or terminate participation) in a DRIP during any quarterly blackout period, trading blackout or event- specific blackout as described above.

EXCEPTIONS TO THIS POLICY

The fact that you decided to engage in a transaction before learning of MNPI does not permit you to still execute the trade. Regardless of your reason for trading, you may not trade NetApp securities while in possession of MNPI unless you meet one of the limited exceptions below:

OPTION EXERCISES

The exercise of an option under NetApp’s option plans is not subject to the restrictions in this policy. Note that this exception does not include cashless exercise or a subsequent sale of the shares acquired pursuant to the exercise of the option. The exception only permits the exercise and holding of the shares.

RSU VESTING

The vesting of shares pursuant to a restricted stock unit is not subject to the restrictions in this policy. Note that this exception does not include the subsequent sale of the vested shares.

EMPLOYEE STOCK PURCHASE PLAN (ESPP) PURCHASES

The purchase of stock under NetApp’s ESPP is not subject to the restrictions in this policy. Note that this exception does not include the subsequent sale of the shares acquired pursuant to the ESPP.

GIFTS

The bona fide gift of NetApp securities which does not result in a tax deduction for the donor is not subject to the restrictions in this policy, unless the person making the gift has reason to believe that the recipient intends to sell NetApp securities while the NetApp officer, director, or employee is aware of MNPI, or the person making the gift is subject to the trading restrictions specified in “Blackout Periods and Trading Windows” section above (in which case pre-clearance is required). Whether a gift is “bona fide” may depend on various circumstances surrounding the gift. Accordingly, you are encouraged to consult Insider Trading Compliance Office or the Chief Legal Officer when contemplating a gift.

10B5-1 PLAN TRANSACTIONS

Purchases or sales pursuant to a written 10b5-1 plan approved in accordance with Addendum A to this policy are not subject to the restrictions in this policy.

SEVERE POTENTIAL LIABILITY AND PENALTIES

LIABILITY FOR INSIDER TRADING

Under federal and state securities laws, individuals may be subject to severe criminal and civil fines and penalties for engaging in transactions of NetApp’s securities when they are aware of. These fines and penalties may include:

•
imprisonment for up to 20 years;
•
criminal fines of up to $5 million; and
•
civil penalties of up to 3x the profit gained (or loss avoided); and
•
injunctions prohibiting service as an officer or director of a public company.

LIABILITY FOR TIPPING

An individual may also be liable for transactions made by others who were tipped off or made aware of MNPI, if that individual was the source of that tip. Furthermore, this liability is extended to even vague recommendations and opinions by the individual if it was based on MNPI. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

POSSIBLE DISCIPLINARY ACTIONS

Individuals who are subject to and violate this policy will also be subject to disciplinary action by NetApp, which may include ineligibility for future participation in NetApp’s equity incentive plans, or termination of employment or service.

Ultimately it is your personal liability, and therefore your responsibility to comply with federal and state securities laws governing insider trading. You should not rely solely on the procedures and policies set forth in this policy and should obtain additional guidance whenever in doubt.

CERTIFICATION REQUIRED

Upon the start of service, all board members, officers, employees and designated consultants must execute a certification regarding compliance with the policies and procedures set forth in this policy statement and with the prohibition against insider trading, a form of which appears below.

On a periodic basis, all board members, officers, employees and designated consultants may be required to certify as to compliance with the policies and procedures set forth in this policy statement and with the prohibition on insider trading.

FREQUENTLY ASKED QUESTIONS

I am in possession of material nonpublic information (MNPI), but I have not shared any of the information with my spouse. If my spouse has a separate brokerage account, may my spouse buy or sell NetApp stock?

No. Spouses, immediate family members and people living with you are subject to this policy, and you will be responsible for any violations they commit. The SEC may assume that you shared information and may investigate regardless of whether you did or did not do so.

I want to sell my NetApp shares but I am aware of MNPI. It would be a hardship for me and my family if I cannot sell my shares. May I trade?

No. Securities laws do not contain exceptions for emergency circumstances. In addition to being in violation of this policy, if you trade you could be subject to serious criminal and civil penalties.

I recently learned that NetApp will exceed its quarterly earnings forecast, but I want to sell my shares now because I need the cash. Why can’t I sell my shares before this information is public since I expect the stock price will go up after our results are release and I won’t make any extra money?

Any time you trade while in possession of MNPI, you are violating this policy and securities laws. Even if you would not make more money as a result of trading while in possession of MNPI, the trade would be a violation of this policy and the insider trading laws, and the SEC may impose fines and penalties.

How do I know if I am an Insider?

NetApp’s Insiders are listed on Addendum B and Addendum C to this policy. These individuals have been designated as Insiders by NetApp on the presumption that they are routinely exposed to MNPI in the ordinary course of their duties or have access to MNPI as users of certain tools.

I have been told that I am subject to an event specific blackout, but I don’t believe that I am aware of any material nonpublic information and I would like to sell shares of NetApp. May I do so?

If you have been notified that you are subject to an “event-specific blackout” you may not trade until the information, event or project becomes public or until you are notified that the event-specific blackout has been lifted. The decision to impose an event-specific blackout and when it is lifted is at the discretion of the Chief Legal Officer.

My broker is recommending I short the NASDAQ 100 Index (NDX or QQQ). May I do so?

No. Since NetApp’s stock is a component of the Nasdaq 100, you may not short that index. Remember, don’t bet against NetApp!

I was planning to sell shares of NetApp for a down payment on a purchase, but I recently learned of MNPI. Since I had already decided to sell my shares, can I still do so?

No. Even though you made the decision before you became aware of the information you cannot trade while you are aware of MNPI.

Can I exercise stock options during a closed trading window or blackout period?

You can exercise stock options during a closed trading window or blackout period. However, if you are an Insider, you must pay the exercise price in cash (you cannot do a “cashless” or “net” exercise). Additionally, members of NetApp’s board of directors, its Section 16 Officers (as defined in Addendum A) and “CEO Staff” must obtain pre-clearance of the stock option exercise from the Insider Trading Compliance Office. Insiders may not sell the shares received upon exercise of their options until an open trading window (and, if applicable, the end of the blackout period.) If you are not an Insider, you may sell the shares as long as you are not subject to a blackout period or otherwise in possession of MNPI.

ADDENDUM A

PRE-CLEARANCE AND RULE 10B5-1 PLANS

To help prevent inadvertent violations of U.S. federal securities laws and to avoid even the appearance of trading on inside information, NetApp’s board of directors has adopted this Addendum A to NetApp’s Insider Trading Policy. This Addendum A applies to:

•
members of NetApp’s board of directors;
•
all officers of NetApp subject to Section 16 of the U.S. Securities Exchange Act of 1934 (“Section 16 Officers”); and
•
all members of NetApp’s “CEO Staff”.

NetApp may from time to time add or delete positions that are subject to this Addendum A and will amend this addendum as necessary to reflect such changes. Board members and Section 16 Officers are also subject to additional procedures designed to address the two-day Form 4 filing requirement under Section 16(a) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). These procedures are covered in a separate memorandum.

PRE-CLEARANCE PROCEDURE

You, together with your family members and other members of your household, may not engage in any transaction involving NetApp’s securities, including gifts or donations, without first obtaining pre-clearance of the transaction from the Insider Trading Compliance Office. A request for pre-clearance should be submitted to the Insider Trading Compliance Office at least two business days in advance of the proposed transaction. The Insider Trading Compliance Office is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade.

EXCEPTION FOR APPROVED 10B5-1 PLANS

Rule 10b5-1 of the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. Trading pursuant to an appropriate 10b5-1 trading plan (“10b5-1 plan”) also avoids the requirement to pre-clear trades under the Insider Trading Policy.

All 10b5-1 plans must be implemented through a broker approved by the Insider Trading Compliance Office. You may trade in NetApp securities outside of your 10b5-1 plan, but NetApp recommends that you not do so while you have a 10b5-1 plan in place. All 10b5-1 plans, including adoption and any modification, must be approved by the Insider Trading Compliance Office in advance. Requirements of the 10b5-1 plan include:

•
The 10b5-1 plan must be entered into (or modified) at a time when you are not aware of any material nonpublic information, during an open trading window and, after the plan is adopted (or modified), you must not exercise any influence over the amount of securities to be traded, the price or the date of the trade.
•
Individuals are only permitted to enter into one single-trade 10b5-1 plan within any consecutive twelve (12) month period.
•
The 10b5-1 plan must be in writing and signed by the individual adopting the 10b5-1 plan, and it must include a representation from the individual adopting or modifying the 10b5-1 plan that at the time of such adoption or modification they are (i) not aware of any material nonpublic information; and (ii) are adopting or modifying the 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
•
For members of NetApp’s board of directors and Section 16 Officers, the first trade made pursuant to a newly adopted or modified 10b5-1 plan may take place no sooner than the later of:
•
ninety (90) days after the adoption or modification of the 10b5-1 plan; and
•
two (2) business days following the disclosure of NetApp’s financial results in a periodic report (on Forms 10-K or 10-Q) for the fiscal quarter in which the 10b5-1 plan was adopted or modified,

subject to a maximum period of one hundred and twenty (120) days.
•
For individuals other than members of NetApp’s board of directors and Section 16 Officers, the first trade made pursuant to a newly adopted or modified 10b5-1 plan may take place no sooner than thirty (30) days after the adoption or modification of the 10b5-1 plan.
•
The 10b5-1 plan must have a fixed duration of not less than three (3) months. Any modification (including early termination) to a 10b5-1 plan may only be made during a trading window at a time when the individual has no material nonpublic information. You are cautioned that abusive amendments or modification may render ineffective the protection afforded under Rule 10b5-1.
•
Trades in the 10b5-1 plan will be subject to any restrictions that apply to the individual adopting the 10b5-1 plan under any “lock-up” or similar customary agreement restricting the ability of the individual adopting the 10b5-1 plan to sell NetApp’s shares entered into by such individual in connection with a registered public offering of NetApp’s common stock, if required by the underwriters of such offering.
•
The individual adopting the 10b5-1 plan shall not enter into corresponding or hedging transactions or positions with regard to shares covered by the trading plan which would eliminate the protections afforded by Rule 10b5-1 (under Rule 10b5-1(c)(1)(i)(C)).
•
The individual adopting the 10b5-1 plan shall not enter into overlapping 10b5-1 plans, except in the case of (i) a 10b5-1 plan under which trading is authorized to begin only after all trades under an earlier-commencing 10b5-1 plan have completed or expired; (ii) a sell to cover 10b5-1 plan to satisfy tax withholding obligations for vesting of a compensatory award; and (iii) separate contracts with different broker-dealers that, when taken as a whole, effectively function as a single “plan”.

POST-TERMINATION TRANSACTIONS

Even after you separate from service, you may not trade in NetApp securities or disclose the material nonpublic information to anyone else until that information has become public or is no longer material. However, the pre- clearance procedures in this Addendum A will cease to apply to your transactions in NetApp securities at the time of the termination of your employment.

ASSISTANCE

Your compliance with this Addendum A and NetApp’s Insider Trading Policy is of the utmost importance, both for you and for NetApp. If you have any questions about this Addendum A, the Insider Trading Policy or their application to any proposed transaction, please notify the Insider Trading Compliance Office or call Legal or Stock Administration.

ADDENDUM B “INSIDERS” DUE TO ROLE

ADDENDUM C

“INSIDERS” DUE TO MNPI ACCESS VIA TOOLS

CERTIFICATION FORM

To: Insider Trading Compliance Office Subject: Insider Trading Policy

I, ,

First Name Middle Name Last Name (PLEASE PRINT)

do hereby acknowledge that I have received a copy of the Insider Trading Policy, have read and understand the Insider Trading Policy and agree to comply with its terms and conditions for as long as I am subject to the Insider Trading Policy. I further acknowledge that I am currently in compliance with the Insider Trading Policy. I understand that a violation of insider trading or tipping laws or regulations may subject the undersigned to severe civil and/or criminal penalties, and that a violation of the terms of the Insider Trading Policy may subject the undersigned to discipline by NetApp, including termination for cause.

Signature Date